

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402



05047143

March 9, 2005

Alan L. Dye
Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004-1109

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/9/2005

Re: Schering-Plough Corporation
Incoming letter dated February 28, 2005

Dear Mr. Dye:

This is in response to your letter dated February 28, 2005 concerning the shareholder proposal submitted to Schering-Plough by Charles Miller. On January 18, 2005, we issued our response expressing our informal view that Schering-Plough could not exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.



Sincerely,

Martin P. Dunn JAI

Martin P. Dunn
Deputy Director

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278


PROCESSED
MAR 18 2005
THOMSON
FINANCIAL

HOGAN & HARTSON
L.L.P.

ALAN L. DYE
PARTNER
(202) 637-5737
ALDYE@HHLAW.COM

COLUMBIA SQUARE
555 THIRTEENTH STREET, NW
WASHINGTON, DC 20004-1109
TEL (202) 637-5600
FAX (202) 637-5910
WWW.HHLAW.COM

Rule 14a-8(i)(1)
Rule 14a-8(i)(2)

February 28, 2005

By Hand


RECD S.E.C.
FEB 28 2005
1086

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, DC 20549

Re: Schering-Plough Corporation – Shareholder Proposal Submitted by Charles Miller

Ladies and Gentlemen:

We are writing on behalf of Schering-Plough Corporation to request reconsideration of the staff's conclusion, set forth in a letter dated January 18, 2005, that the staff is unable to concur that Schering-Plough may exclude from its proxy materials for its 2005 annual meeting of shareholders (the "Annual Meeting") a shareholder proposal (the "Proposal") submitted by Charles Miller (the "Proponent").

Schering-Plough still intends to file its definitive proxy materials for the Annual Meeting on March 14, 2005. In accordance with Rule 14a-8(j), six copies of this letter and its exhibits are enclosed, and one copy of this letter and its exhibits has been sent to the Proponent.

Request for Reconsideration

The Proposal requests that Schering-Plough's directors take the necessary steps, in the most expeditious manner possible, to adopt and implement a by-law requiring each director to be elected annually. A copy of the Proposal was included as Exhibit A to our letter dated December 17, 2004, which requested the staff's concurrence that the Proposal could be omitted from the Annual Meeting proxy materials under Rule 14a-8(i)(1), (i)(2), (i)(3), (i)(6) and (i)(8). We are requesting reconsideration of the staff's conclusion that the Proposal may not be excluded under Rule 14a-8(i)(1) and (i)(2).

The Proposed By-law Amendment Would Be Invalid Under New Jersey Law

As explained in our original letter, Section 14A:6-4(1) of the New Jersey Business Corporation Act (the "NJBCA") permits a New Jersey corporation to have a classified board by providing for classification in its *certificate of incorporation.* In accordance with this provision of New Jersey law, Schering-Plough has provided in Article Ninth(A) of its certificate of incorporation that its board of directors shall be divided into three classes. A New Jersey corporation may not rescind a classified board provision in its certificate of incorporation by amending the corporation's by-laws. Instead, to eliminate a classified board, the corporation must amend its certificate of incorporation.[1] A by-law amendment of the type requested by the Proponent would, therefore, violate Sections 14A:6-4(1) of the NJBCA. These conclusions are supported by the legal opinion of Pitney Hardin LLP, a nationally known New Jersey law firm, included as Exhibit B to our original letter and supplemented by the additional letter attached to this letter as Exhibit A.

[1] The procedures for amending the certificate of incorporation of a New Jersey corporation are set forth in Section 14A:9-2 of the NJBCA, which requires that the amendment first be approved by the corporation's board of directors and then by a majority of the votes cast by the holders of the corporation's shares entitled to vote thereon, unless the corporation's certificate of incorporation provides for a different shareholder approval threshold. Article Ninth (e) of Schering-Plough's certificate of incorporation provides that Article Ninth may be amended only upon "the affirmative vote of the holders of at least 80% of the voting power of all of the shares of the Corporation entitled to vote generally in the election of directors . . . ." As discussed in the legal opinion of Pitney Hardin LLP, declassifying Schering-Plough's board of directors would require compliance with these board and shareholder approval requirements, and therefore the by-law amendment called for by the Proponent would violate Sections 14A:6-4(1) and 14A:9-2 of the NJBCA.

The Staff's Letter is Inconsistent with Prior Staff Letters

The issue presented by the Proposal is not new. The staff addressed substantially the same issue in 1995 and concluded, correctly, that a shareholder proposal seeking to require annual election of directors by by-law amendment is excludable under Rule 14a-8(i)(2) where the registrant's certificate of incorporation provides for a classified board and state law prohibits adoption of by-laws that are inconsistent with the certificate of incorporation. See *Avondale Industries, Inc.* (February 28, 1995) (applying Louisiana law). By invalidating a by-law amendment that seeks to override a classified board provision in a corporation's certificate of incorporation, New Jersey law, like the Lousianna statute discussed in *Avondale Industries*, prohibits adoption of a by-law that is inconsistent with the certificate incorporation. Under the precedent established in *Avondale Industries*, therefore, the Proposal is excludable from Schering-Plough's proxy materials under Rule 14a-8(i)(1) and (i)(2).

The fact that the Proposal is precatory, while the proposal in *Avondale Industries* sought to mandate a by-law amendment, should not affect the excludability of the Proposal. A proposal that calls for an unlawful act is not a proper subject for shareholder action, and would cause a registrant to violate state law, whether the proposal mandates or merely requests the registrant to take the unlawful act.

If the Proposal did not request amendment of Schering-Plough's by-laws, but instead merely requested that Schering-Plough take whatever steps are necessary under New Jersey law to declassify its board of directors, the Proposal might not be excludable under Rule 14a-8(i)(1) or (i)(2). See, e.g., *The Kroger Company* (April 12, 2002) (requesting that the board of directors "take the necessary steps, in compliance with state law, to declassify the Board for the purpose of director elections"); *Comair Holdings, Inc.* (April 20, 1999) (substantially the same); *TRW Inc.* (February 11, 1999) (substantially the same). Unlike the proposals that were the subject of those letters, however, the Proposal does not leave to Schering-Plough's board of directors the determination of a lawful course of action for declassifying the board, but instead mandates a specific course of action that would violate state law.[2]

[2] We have not sought to determine whether similar issues would be presented if Schering-Plough were a Delaware corporation. See *Baxter International Inc.* (January 31, 2005).

Conclusion

Based on the foregoing, we believe that the staff' initial response to Schering-Plough was inconsistent with prior no-action letters under Rule 14a-8 and, in any event, would establish an inappropriate precedent by allowing shareholders to advocate unlawful acts merely by making their shareholder proposals precatory. We urge the staff to reconsider its position and conclude that any shareholder proposal calling for an action that would be unlawful under state law is excludable under Rule 14a-8(i)(1) and (i)(2), whether the proposal is precatory or mandatory. Consistent with that conclusion, we request that the staff concur that the Proposal may be omitted from Schering-Plough's Annual Meeting proxy materials.

If you would like to discuss the Proposal or any of the matters discussed in this letter, please feel free to call me at (202) 637-5737. If the staff continues to believe that the Proposal is not excludable, we would appreciate an opportunity to discuss the staff's concerns before a response to this letter is issued.

Sincerely,



Alan L. Dye

2069019

Enclosures

ccs: Susan Ellen Wolf
Charles Miller